SilverCrest Commences Phase II Drilling at La Joya;
Phase II Surface Samples Grade up to 1,079 GPT Silver Equiv.*

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – Nov. 30, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that it has begun its Phase II drilling program at the La Joya property located in Durango State, Mexico. This program will consist of approximately 80 core and reverse circulation drill holes and will utilize at least three drill rigs. The Company has also completed surface channel sampling in the Phase II proposed drill hole area along and adjacent to the Main Mineralized Trend with results showing surface intervals with grades up to 594 gpt Ag, 5.49 % Cu, and 0.25 gpt gold (1,079 gpt Ag equivalent*). Please see table below and attached maps.

“We are excited with the success we have had so far at the La Joya property and expect the Phase II program to test the extents of mineralization identified to date. Our aggressive and systematic approach to this drill program will focus on further testing of the continuity and grade of mineralization, potentially expanding the current target area and testing several additional targets. The surface sampling results in the Phase II area are excellent and show the potential to significantly expand the current Phase I drill-defined area”, said N. Eric Fier, CPG, P.Eng. and COO for SilverCrest.

The Phase II program is budgeted at $3.0 million and will include approximately 60 core holes (10,000 metres) and 20 RVC holes (5,000 metres) for a planned total of an estimated 15,000 metres. This phase of drilling is expected to be completed by mid-2012 with subsequent compilation and further resource reporting in the second half of 2012. One of the objectives of the program is to fully test the extent of the Main Mineralized Trend which is estimated to be 2.5 kilometres long and approximately 300 - 500 metres wide. Also, three separate target areas, El Coloradito, Esperanza and Santo Nino will be drilled to test additional mineralization previously identified by historic work (see attached maps and News release date Nov. 14, 2011 for historic drill results in these areas).

Recently, the Company collected an additional 43 surface channel samples (SA11- 138 to 180) from exposed outcrops within the southern portion of the Main Mineralized Trend in preparation for Phase II drilling. The most significant, selected results are as follows;

Sample #	Width (m)	Ag gpt	Cu %	Au gpt	Ag equiv.gpt*
SA11-140	1.0	385.0	1.54	0.07	521.2
SA11-144	2.0	390.0	1.35	0.03	507.2
SA11-150	2.0	652.0	2.77	0.51	918.1
SA11-151	3.0	299.0	0.82	0.51	397.5
SA11-153	2.0	163.0	1.84	0.05	323.3
SA11-154	2.0	196.0	2.08	0.22	386.9
SA11-155	3.0	250.0	1.42	0.22	384.4
SA11-157	2.5	218.0	1.60	0.25	369.1
SA11-161	2.0	368.0	2.75	0.31	621.7
SA11-167	2.0	203.0	1.26	0.24	324.6
SA11-168	2.0	594.0	5.49	0.25	1,079.9
SA11-170	2.0	377.0	3.40	0.17	678.5
SA11-172	2.0	173.0	1.02	0.22	272.7
SA11-174	1.5	219.0	2.18	0.25	420.2
Wt. Ave. High Grade	2.0	315.1	2.05	0.25	505.0

*Cutoff of 15 gpt Ag equivalent, Ag equivalent (Ag eq.) is based on 100% metallurgical recovery, combination of Ag, Cu, Au only and price ratios of 86:1- Cu:Ag and 55:1- Ag:Au. Metals prices used to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1350/oz for Au. All numbers are rounded.

All sample analysis was completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, Canada.

Weighted average grade of all 43 channel samples including those reported in the above table is 129.3 gpt Ag, 1.15 % Cu, 0.2 gpt Au, or 239.2 gpt Ag eq*. All 43 samples graded greater than 30 gpt Ag eq.* with the weighted Ag eq. excluding values of 0.39 % Pb, 0.58 % Zn, 0.013% Mo and 0.037% W (tungsten). Results of select samples graded up to 4.5% Pb over 1 metre, 5.5 % Zn over 1.5 metres, 0.16% Mo over 2 metres, and 0.31% W over 2 metres. All 43 channel samples collected are representative of surface exposures of disseminated bornite-tetrahedrite sulfide horizons, mantos and stockwork zones along approximate true thicknesses of mineralization. Some samples are continuous channels representing longer mineralized lengths, i.e., a road cut channel sample from SA11- 176 to 178 is 9 metres grading 13.6 gpt Ag, 0.48% Cu, 0.32 gpt Au or 73.1 gpt Ag eq.*.

The Company is currently completing a NI 43-101 Technical Report on La Joya that will include initial resource estimation for the Phase I drilling area utilizing the validated historical and Company database. This report is anticipated in December, 2011.

Work to date on the property includes 51 historical and 26 Company holes drill holes totaling 20,502 metres, 180 surface samples, mapping, and airborne and ground geophysics which have defined a large near-surface bulk tonnage target as well as several adjacent targets. Phase I drilling has outlined a mineralized corridor that is approximately 1,000m long and a minimum of 500 metres wide (see News Release dated Nov. 14, 2011).

The Company has the right to acquire 100% of the La Joya Property which is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a productive mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. Please reference our website at www.silvercrestmines.com for more information, photos, a video and figures on La Joya.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year Expansion Plan is underway to significantly increase metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a potentially large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This presentation contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securites Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws risks related to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

La Joya Surface Sampling Results, Nov. 2011

521/2m = Ag eq gpt/metres*
VALIDATED HISTORIC HOLE
HISTORIC HOLE
SILVERCREST PHASE I HOLE
ROAD
MAIN MINERALIZED TREND
LA JOYA PHASE I (Ag-Cu-Au-W-Pb-Zn)
LA JOYA PHASE II (Ag-Cu-Au-W-Pb-Zn)
El Coloradito (Ag-Au-Mo-W)
Santo Niño (Ag-Cu-Au-W-Pb-Zn)
La Esperanza (Ag-Cu-Au-?)
CONTOUR INTERVAL 10m
GRAPHIC SCALE
1 : 5000
La Esperanza
El Coloradito
Santo Niño
369/2.5m
386/2m
384/3m
918/2m
397/3m
324/2m
1,079/2m
507/2m
678/2m
521/2m
621/2m
272/2m
420/1.5m
1 km
1 km
SilverCrest de México S.A. de C.V.
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO
DRILL HOLE LOCATIONS AND TARGETS
ACC
1:5,000
NOV. 2011

* select surface samples from a total of 43 collected

La Joya Phase II Proposed Drill Holes, Nov. 2011

Currently Drilling
El Coloradito
La Esperanza
Santo Niño
2.5 km
2.5 km
A
B
B'
Proposed Phase II hole*
VALIDATED HISTORIC HOLE
HISTORIC HOLE
SILVERCREST PHASE I HOLE
ROAD
MAIN MINERALIZED TREND
LA JOYA PHASE I (Ag-Cu-Au-W-Pb-Zn)
LA JOYA PHASE II (Ag-Cu-Au-W-Pb-Zn)
El Coloradito (Ag-Au-Mo-W)
Santo Niño (Ag-Cu-Au-W-Pb-Zn)
La Esperanza (Ag-Cu-Au-?)
CONTOUR INTERVAL 10m
GRAPHIC SCALE
(IN METERS)
1 : 5000
SilverCrest de México S.A. de C.V.
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
DRILL HOLE LOCATIONS AND TARGETS
1:5,000
NOV. 2011

* Approximate location, subject to change